CANARGO ENERGY CORPORATION
P.O. Box 291, St. Peter Port, Guernsey, GY1 3RR, British Isles
Telephone      +44 1481 729 980
Fax Phone      +44 1481 729 982
September 30, 2008
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
Attention: Donna Levy, Esq.
Re:	CanArgo Energy Corporation Registration Statement on Form S-3 Filed May 2, 2008 Reg. No. 333-150625
Ladies and Gentlemen:
     Reference is made to the Registration Statement on Form S-3 filed on May 2, 2008 (File No. 333-150625) (the “Form S-3”) by CanArgo Energy Corporation, a Delaware corporation (“us” or the “Company”), with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended by Amendment No. 1 thereto filed on August 20, 2008, Amendment No. 2 thereto filed on September 19, 2008 and Amendment No. 3 filed on September 29, 2008.
CanArgo Energy Corporation — Page 1
Registered Office: 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, USA

     Please be advised that the undersigned, on behalf of the Company, and Caldwell Associates Limited, the principal standby underwriter, in connection with the offering referred to in the Form S-3, request acceleration of effectiveness of the Form S-3 for October 3, 2008 at 4:00 pm, U.S. Eastern Daylight Savings Time. The standby underwriters’ compensation has not been and is not required to be reviewed by The Financial Industry Regulatory Authority. We are aware of our obligations under the Act and we hereby acknowledge that:
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defence in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
     If you have any general comments or questions regarding the foregoing or have need for any further information, kindly contact the undersigned at +44 (0) 1481 729980 or Peter A. Basilevsky, Esq. at (212) 404-8779 or Martin B. Tallan, Esq. at (212) 404-8711 of Satterlee Stephens Burke & Burke LLP. Your prompt review and response would be gratefully appreciated.
Very truly yours,
/s/ Jeffrey Wilkins
Chief Financial Officer

cc:	Donna Levy, Esq (w/enc.)
Via Facsimile (202) 772-9220
Securities and Exchange Commission

Peter A. Basilevsky, Esq.
Satterlee Stephens Burke & Burke LLP
230 Park Avenue, 11th Floor
New York, New York 10169

Caldwell Associates Limited
P.O. Box 198
St. Peter Port
Guernsey, GYI 4HU, British Isles
CanArgo Energy Corporation — Page 2
Registered Office: 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, USA